Exhibit 99.1

Aesthetic Medical International Holdings Group Limited Reports Third Quarter 2019 Unaudited Financial Results

Shenzhen, China, November 26, 2019 — Aesthetic Medical International Holdings Group Limited (Nasdaq: AIH) (the “Company”), a leading provider of aesthetic medical services in China, today announces its unaudited financial results for the third quarter ended September 30, 2019.

Dr. Zhou Pengwu, Chairman and Chief Executive Officer of Aesthetic Medical International Holdings Group Limited, commented, “Our business continued to grow smoothly during the third quarter of 2019. According to certain third-party industry consultant, China’s medical aesthetic service industry is expected to grow at a CAGR of 24.2% from RMB121.7 billion in 2018 to RMB360.1 billion in 2023. The market opportunity is massive and I am confident that we have the right strategy and team in place to ideally position ourselves to benefit from the enormous growth opportunities ahead. We will continue to invest in satellite clinics as a complement to our existing network, and upgrade our existing treatment centers.”

“Our operational and financial performance continued to improve during the quarter,” added Dr. Zhou. “Our customer base continues to grow significantly, in the third quarter of 2019, increasing 65.8%, from the same period last year, which reflects the success of our new marketing strategy to target mass market and attract young customers. Our revenue increased by 24.2% year-over-year to RMB237.9 million and adjusted profit increased by 29.5% year-over-year to RMB20.2 million as our business grows to scale.”

Third Quarter 2019 Financial Highlights

•                  Total revenue was RMB237.9 million (US$33.3 million), an increase of 24.2% from RMB191.5 million in the third quarter of 2018.

•                  Gross profit was RMB164.3 million (US$23.0 million), an increase of 35.1% from RMB121.6 million in the third quarter of 2018.

•                  Gross margin was 69.1%, an increase of 5.6 percentage points from 63.5% in the third quarter of 2018.

•                  Profit for the period was RMB118.8 million (US$16.6 million), an increase of 898.3% from RMB11.9 million in the third quarter of 2018.

•                  EBITDA1 for the period was RMB151.3 million (US$21.2 million), an increase of 444.2% from RMB27.8 million in the third quarter of 2018.

•                  Adjusted profit1 for the period was RMB20.2 million (US$2.8 million), an increase of 29.5% from RMB15.6 million in the third quarter of 2018.

•                  Adjusted EBITDA1 for the period was RMB51.7 million (US$7.2 million), an increase of 71.8% from RMB30.1 million in the third quarter of 2018.

•                  Basic earnings per share was RMB2.77 (US$0.39), compared with RMB0.29 in the third quarter of 2018. Diluted loss per share was RMB0.12 (US$0.02), compared with diluted earnings per share of RMB0.21 in the third quarter of 2018.

Nine Months Ended September 30, 2019 Financial Highlights

•                  Total revenue was RMB631.0 million (US$88.3 million), an increase of 15.2% from RMB547.8 million in the same period of 2018.

•                  Gross profit was RMB430.9 million (US$60.3 million), an increase of 22.4% from RMB352.1 million in the same period of 2018.

•                  Gross margin was 68.3%, an increase of 4.0 percentage points from 64.3% in the same period of 2018.

•                  Basic earnings per share was RMB4.66 (US$0.65), compared with RMB0.68 in the same period of 2018. Diluted earnings per share was RMB0.22(US$0.03), compared with RMB0.49 in the same period of 2018.

•                  Profit for the period was RMB198.9 million (US$27.8 million), an increase of 590.6% from RMB28.8 million in the third quarter of 2018.

•                  EBITDA1 for the period was RMB295.7 million (US$41.4 million), an increase of 313.6% from RMB71.5 million in the third quarter of 2018.

•                  Adjusted profit1 for the period was RMB60.0 million (US$8.4 million), an increase of 46.7% from RMB40.9 million in the same period of 2018.

•                  Adjusted EBITDA1 for the period was RMB153.3 million (US$21.4 million), an increase of 91.4% from RMB80.1 million in the same period of 2018.

1 EBITDA, Adjusted EBITDA and Adjusted profit are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliation of IFRS and Non-IFRS Results” at the end of this press release.

Third Quarter 2018 and 2019 Operational Highlights

	For the Three Months Ended September 30,
	2018		2019		% Change
	Number	% of Total	Number	% of Total	Number
New Customers	20,171	46.8%	32,023	44.8%	58.8%
Repeat Customers	22,954	53.2%	39,479	55.2%	72.0%
Total Active Customers	43,125	100.0%	71,502	100.0%	65.8%

•                  Repeat customers accounted for 55.2% of active customer base.

•                  The total number of treatments was 163,946, an increase of 46.6% from 111,862 in the third quarter of 2018.

Nine Months Ended September 30, 2018 and September 30, 2019 Operational Highlights

	For the Nine Months Ended September 30,
	2018		2019		% Change
	Number	% of Total	Number	% of Total	Number
New Customers	59,065	45.9%	79,260	46.2%	34.2%
Repeat Customers	69,695	54.1%	92,290	53.8%	32.4%
Total Active Customers	128,760	100.0%	171,550	100.0%	33.2%

•                  Repeat customers accounted for 53.8% of active customer base.

•                  The total number of treatments was 360,417 in the nine months ended September 30, 2019, an increase of 31.0% from 275,065 in the nine months ended September 30, 2018.

Third Quarter 2019 Financial Results

	For the Three Months Ended September 30,
(RMB millions, except per share data and percentages)	2019	2018	% Change
Revenue	237.9	191.5	24.2%
Non-surgical aesthetic medical services	144.7	91.4	58.3%
Minimally invasive aesthetic treatments	52.8	49.0	7.8%
Energy-based treatments	91.9	42.4	116.7%
Surgical aesthetic medical services	80.8	85.3	-5.3%
General healthcare services and other aesthetic medical services	12.4	14.8	-16.2%
Gross profit	164.3	121.6	35.1%
Gross margin	69.1%	63.5%	5.6 pp*
Profit for the period	118.8	11.9	898.3%
Profit margin	49.9%	6.2%	43.7 pp*
EBITDA	151.3	27.8	444.2%
Adjusted EBITDA**	51.7	30.1	71.8%
Adjusted EBITDA margin	21.7%	15.7%	6.0 pp*
Adjusted profit**	20.2	15.6	29.5%
Adjusted profit margin	8.5%	8.1%	0.4 pp*
Basic earnings per share	2.77	0.29	855.2%
Diluted earnings(loss) per share	(0.12)	0.21	NM

Notes:

* pp represents percentage points

** Refer to below “Non-IFRS Financial Measures”

Revenues

Total revenue was RMB237.9 million (US$33.3 million), an increase of 24.2% from RMB191.5 million in the third quarter of 2018, primarily due to the rapid growth of non-surgical aesthetic medical services.

Revenue from non-surgical aesthetic medical services was RMB144.7 million (US$20.2 million), an increase of 58.3% from RMB91.4 million in the third quarter of 2018, as a result of the Company’s strategy to offer discounts to customers and increase advertising effort to provide more non-surgical services to customers.

Revenue from minimally invasive aesthetic treatments was RMB52.8 million (US$7.4 million), an increase of 7.8% from RMB49.0 million in the third quarter of 2018.

Revenue from energy-based treatments was RMB91.9 million (US$12.9 million), an increase of 116.7% from RMB42.4 in the third quarter of 2018.

Revenue from surgical aesthetic medical services was RMB80.8 million (US$11.3 million), a decrease of 5.3% from RMB85.3 million in the third quarter of 2018.

Revenue from general healthcare services and other aesthetic medical services was RMB12.4 million (US$1.7 million), a decrease of 16.2% from RMB14.8 million in the third quarter of 2018.

Cost of sales and services rendered

Cost of sales and services rendered was RMB73.5 million (US$10.3 million), an increase of 5.2% from RMB69.9 million in the third quarter of 2018.

Gross profit

Gross profit was RMB164.3 million (US$23.0 million), an increase of 35.1% from RMB121.6 million in the third quarter of 2018. Gross profit margin was 69.1%, an increase of 5.6 percentage points from 63.5% in the third quarter of 2018.

Gross profit of non-surgical aesthetic medical services was RMB108.8 million (US$15.2 million), an increase of 88.6% from RMB57.7 million in the third quarter of 2018. Gross profit margin was 75.2%, an increase from 63.1% in the third quarter of 2018.

Gross profit of minimally invasive aesthetic treatments was RMB34.2 million (US$4.8 million), a decrease of 0.9% from RMB34.5 million in the third quarter of 2018. Gross profit margin was 64.8%, a decrease from 70.4% in the third quarter of 2018.

Gross profit of energy-based treatments was RMB74.6 million (US$10.4 million), an increase of 221.6% from RMB23.2 million in the third quarter of 2018. Gross profit margin was 81.2%, an increase from 54.7% in the third quarter of 2018.

Gross profit of surgical aesthetic medical services was RMB51.9 million (US$7.3 million), a decrease of 9.1% from RMB57.1 million in the third quarter of 2018. Gross profit margin was 64.2%, a decrease from 66.9% in the third quarter of 2018.

Gross profit of general healthcare services and other aesthetic medical services was RMB3.7 million (US$0.5 million), a decrease of 45.6% from RMB6.8 million in the third quarter of 2018. Gross profit margin was 29.8%, a decrease from 45.9% in the third quarter of 2018.

Selling expenses

Selling expenses were RMB103.5 million (US$14.5 million), representing 43.5% of the Company’s total revenue of the same period, compared to selling expenses of RMB79.5 million in the third quarter of 2018, which represented 41.5% of the Company’s total revenue of the same period. Selling expenses increased by 30.2% from the third quarter of 2018, primarily due to additional selling and marketing expenses spent to improve our brand and attract new customers.

General and administrative expenses

General and administrative expenses were RMB53.4 million (US$7.5 million), an increase of 110.2% from RMB25.4 million in the third quarter of 2018, primarily due to the share-based compensation expense incurred in 2019.

Profit for the period

Profit for the third quarter of 2019 was RMB118.8 million (US$16.6 million), an increase of 898.3% from RMB11.9 million in the third quarter of 2018. Basic earnings per share was RMB2.77 (US$0.39), compared with RMB0.29 in the third quarter of 2018. Diluted loss per share was RMB0.12 (US$0.02), compared with diluted earnings per share of RMB0.21 in the third quarter of 2018.

Certain Non-IFRS items

Profit for the third quarter of 2019 was RMB118.8 million (US$16.6 million), an increase of 898.3% from RMB11.9 million in the third quarter of 2018.

EBITDA for the third quarter of 2019 was RMB151.3 million (US$21.2 million), an increase of 444.2% from RMB27.8 million in the third quarter of 2018.

Adjusted profit for the third quarter of 2019 was RMB20.2 million (US$2.8 million), an increase of 29.5% from RMB15.6 million in the third quarter of 2018.

Adjusted EBITDA for the third quarter of 2019 was RMB51.7 million (US$7.2 million), an increase of 71.8% from RMB30.1 million in the third quarter of 2018.

EBITDA, Adjusted EBITDA and Adjusted profit are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliation of IFRS and Non-IFRS Results” at the end of this press release.

Third Quarter 2018 and 2019 Operational Results

Repeat customer ratio

Repeat customers, defined as active customers who had previously received at least one procedure from the Company, accounted for 55.2% of the Company’s active customer base in the third quarter of 2019.

Number of treatments

The Company conducted a total of 163,946 treatments, including 38,764 surgical treatments and 115,799 non-surgical treatments, in the third quarter of 2019, representing an increase of 46.6%, 132.4%, and 121.7%, respectively, from 111,862 total treatments, 16,677 surgical treatments, and 52,221 non-surgical treatments in the third quarter of 2018.

For the nine months ended September 30, 2019, the total number of treatments was 360,417, an increase of 31.0% from 275,065 in the same period of 2018.

Nine Months Ended September 30, 2018 and 2019 Financial Results

	For the Nine Months Ended September 30,
(RMB millions, except per share data and percentages)	2019	2018	% Change
Revenue	631.0	547.8	15.2%
Non-surgical aesthetic medical services	345.9	261.3	32.4%
Minimally invasive aesthetic treatments	155.3	140.3	10.7%
Energy-based treatments	190.6	121.0	57.5%
Surgical aesthetic medical services	238.3	223.7	6.5%
General healthcare services and other aesthetic medical services	46.8	62.9	-25.6%
Gross profit	430.9	352.1	22.4%
Gross margin	68.3%	64.3%	4.0 pp*
Profit for the period	198.9	28.8	590.6%
Profit margin	31.5%	5.3%	26.2 pp*
EBITDA	295.7	71.5	313.6%
Adjusted EBITDA**	153.3	80.1	91.4%
Adjusted EBITDA margin	24.3%	14.6%	9.7 pp*
Adjusted profit**	60.0	40.9	46.7%
Adjusted profit margin	9.5%	7.5%	2.0 pp*
Basic earnings per share	4.66	0.68	585.3%
Diluted earnings per share	0.22	0.49	-55.1%

Notes:

* pp represents percentage points

** Refer to below “Non-IFRS Financial Measures”

Revenues

Total revenue was RMB631.0 million (US$88.3 million), an increase of 15.2% from RMB547.8 million in the same period of 2018.

Revenue from non-surgical aesthetic medical services was RMB345.9 million (US$48.4 million), an increase of 32.4% from RMB261.3 million in the same period of 2018, as a result of the Company’s strategy to offer discounts to customers and increase advertising effort to provide more non-surgical services to customers.

Revenue from minimally invasive aesthetic treatments was RMB155.3 million (US$21.7 million), an increase of 10.7% from RMB140.3million in the same period of 2018.

Revenue from energy-based treatments was RMB190.6 million (US$26.7 million), an increase of 57.5% from RMB121.0million in the same period of 2018.

Revenue from surgical aesthetic medical services was RMB238.3 million (US$33.3 million), an increase of 6.5% from RMB223.7 million in the same period of 2018.

Revenue from general healthcare services and other aesthetic medical services was RMB46.8 million (US$6.5 million), a decrease of 25.6% from RMB62.9 million in the same period of 2018, primarily due to our strategy to focus on aesthetic medical services.

Cost of sales and services rendered

Cost of sales and services rendered was RMB200.1 million (US$28.0 million), an increase of 2.2% from RMB195.8 million in the same period of 2018.

Gross profit

Gross profit was RMB430.9 million (US$60.3 million), an increase of 22.4% from RMB352.1 million in the same period of 2018. Gross margin was 68.3%, an increase of 4.0 percentage points from 64.3% in the same period of 2018.

Gross profit of non-surgical aesthetic medical services was RMB254.5 million (US$35.6 million), an increase of 52.1% from RMB167.3 million in the same period of 2018. Gross profit margin was 73.6%, an increase from 64.0% in the same period of 2018.

Gross profit of minimally invasive aesthetic treatments was RMB108.7 million (US$15.2 million), an increase of 15.9% from RMB93.8 million in the same period of 2018. Gross profit margin was 70.0%, an increase from 66.9% in the same period of 2018.

Gross profit of energy-based treatments was RMB145.8 million (US$20.4 million), an increase of 98.4% from RMB73.5 million in the same period of 2018. Gross profit margin was 76.5%, an increase from 60.7% in the same period of 2018.

Gross profit of surgical aesthetic medical services was RMB150.6 million (US$21.1 million), an increase of 3.4% from RMB145.7 million in the same period of 2018. Gross profit margin was 63.2%, a decrease from 65.1% in the same period of 2018.

Gross profit of general healthcare services and other aesthetic medical services was RMB25.8 million (US$3.6 million), a decrease of 33.8% from RMB39.0 million in the same period of 2018. Gross profit margin was 55.1%, a decrease from 62.0% in the same period of 2018.

Selling expenses

Selling expenses were RMB268.8 million (US$37.6 million), representing 42.6% of the Company’s total revenue of the same period, compared to selling expenses of RMB238.0 million in the same period of 2018, which represented 43.4% of the Company’s total revenue of the same period. Selling expenses increased by 12.9% from the same period of 2018.

General and administrative expenses

General and administrative expenses were RMB119.7 million (US$16.7 million), an increase of 53.9% from RMB77.8 million in the same period of 2018, primarily due to the share-based compensation expense incurred in 2019.

Profit for the period

Profit for the nine months ended September 30, 2019 was RMB198.9 million (US$27.8 million), an increase of 590.6% from RMB28.8 million in the same period of 2018. Basic earnings per share was RMB4.66 (US$0.65), compared with RMB0.68 in the same period of 2018. Diluted earnings per share was RMB0.22 (US$0.03), compared with RMB0.49 in the same period of 2018.

Certain Non-IFRS items

Profit for the nine months ended September 30, 2019 was RMB198.9 million (US$27.8 million), an increase of 590.6% from RMB28.8 million in the same period of 2018.

EBITDA for the nine months ended September 30, 2019 was RMB295.7 million (US$41.4 million), an increase of 313.6 % from RMB71.5 million in the same period of 2018.

Adjusted profit for the nine months ended September 30, 2019 was RMB60.0 million (US$8.4 million), an increase of 46.7% from RMB40.9 million in the same period of 2018.

Adjusted EBITDA for the nine months ended September 30, 2019 was RMB153.3 million (US$21.4 million), an increase of 91.4% from RMB80.1 million in the same period of 2018.

EBITDA, Adjusted EBITDA and Adjusted profit are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliation of IFRS and Non-IFRS Results” at the end of this press release.

Certain balance sheet items

Cash and cash equivalents amounted to RMB61.6 million (US$8.6 million) as of September 30, 2019, compared to RMB101.9 million as of December 31, 2018, decrease was due to acquisition consideration paid to acquire three hospitals.

The Company has adopted the accounting policy of IFRS 16 Leases from January 1, 2019 and has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new lease standard were therefore recognized in the opening unaudited condensed consolidated balance sheet on January 1, 2019. Under the new lease standard, the Company recognized RMB193.7 million (US$27.1 million) of the right-of-use assets, RMB35.9 million (US$5.0 million) of current lease liabilities and RMB160.8 million (US$22.5 million) of non-current lease liabilities as of September 30, 2019.

Certain cash flow items

Net cash generated from operating activities was RMB99.6 million (US$13.9 million) for the nine months ended September 30, 2019, compared to RMB57.2 million in the same period of 2018.

Net cash used in investing activities was RMB81.6 million (US$11.4 million) for the nine months ended September 30, 2019, compared to RMB75.2 million in the same period of 2018.

Net cash used in financing activities was RMB58.1 million (US$8.1 million) for the nine months ended September 30, 2019, compared with net cash generated from financing activities of RMB7.6 million in the same period of 2018.

Liquidity and capital resources

Our principal sources of liquidity and capital resources have been, and are expected to continue to be, cash flow from operations, issuances of securities and bank borrowings. Our principal uses of cash have been, and we expect will continue to be, for working capital to support an increase in our scale of operations as well as investments for business expansion.

We had net current liabilities of RMB29.4 million as at September 30, 2019. Our directors have considered our cash flow from the initial public offering, future operations and available banking facilities to conclude that we have sufficient financial resources to meet our financial obligations as and when they fall due in the coming twelve months.

Exchange Rate

This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB7.1477 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on September 30, 2019.

Non-IFRS Financial Measures

EBITDA represents our profit before income tax, adjusted to exclude finance costs and amortization and depreciation. Adjusted EBITDA represents EBITDA, adjusted to exclude fair value gain of convertible redeemable preferred shares, fair value loss of convertible note, fair value gain of exchangeable note liabilities, fair value gain of derivative financial instrument, share-based compensation expense, and other one-off expenses including professional fees in relation to our financing activities but are not capitalized, IT-related expenses paid to a related party pursuant to a service agreement, which was expired in June 2019, and roadshow expenses incurred for IPO.

Adjusted profit represents profit for the period, adjusted to exclude fair value gain of convertible redeemable preferred shares, fair value loss of convertible note, fair value gain of exchangeable note liabilities, fair value gain of derivative financial instrument, share-based compensation expense, and other one-off expenses including professional fees in relation to our financing activities but are not capitalized, IT-related expenses paid to a related party pursuant to a service agreement, which was expired in June 2019, and roadshow expenses incurred for IPO.

EBITDA, Adjusted EBITDA and Adjusted profit are non-IFRS financial measures. You should not consider EBITDA, Adjusted EBITDA and Adjusted profit as a substitute for or superior to net income prepared in accordance with IFRS. Furthermore, because non-IFRS measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

We present EBITDA, Adjusted EBITDA and Adjusted profit as supplemental performance measures because we believe that they facilitate operating performance comparisons from period to period and company to company by backing out potential differences caused by various items.

Recent Developments

Immediately prior to the completion of the Company’s initial public offering of 7,500,000 ordinary shares of the Company, par value US$0.001 per share (“Ordinary Shares”), in the form of American depositary shares, the three outstanding exchangeable notes were exchanged into preferred shares of the Company, par value US$0.001 per share (“Preferred Shares”), and all the then outstanding Preferred Shares are all automatically converted into Ordinary Shares on a one-to-one basis.

On November 14, 2019, the Company redeemed the convertible note (the “Note”) dated as of December 8, 2016, issued by it to Peak Asia Investment Holdings V Limited (“ADV”), at a redemption price of US$11.0 million. The redemption price was calculated pursuant to the Note, and the Company used a combination of the proceeds it received from its initial public offering and its existing financial resources to redeem the Note.

After the automatic conversion of Preferred Shares, the Company’s leverage ratio, as defined by the total interest-bearing debt divided by the total asset, was lowered to approximately 18% on a pro forma basis as of September 30, 2019, as compared to 69% as of September 30, 2019 on an actual basis. For avoidance of doubt, total interest-bearing debt is the sum of borrowings, as well as convertible redeemable preferred shares, convertible note, and exchangeable note liabilities, which were outstanding as of September 30, 2019 on an actual basis and pro forma basis respectively. For more details, please refer to the financial information on an actual basis and pro forma basis at the end of this press release.

On November 10, 2019, the Company invited some of VIP customers to join its listing ceremony organized in Shenzhen and organized a VIP sale event accordingly. The Company generated sales of approximately RMB6 million, contributed by approximately 150 attending customers.

On November 11, 2019, the Company organized a marketing campaign on one e-commerce platform T-mall, and from that alone generated sales of approximately RMB16 million. During the shopping festival period from November 1 to November 11, the Company’s total sales on various e-commerce platforms amounted to approximately RMB28 million.

On November 26, 2019, the Company entered into a memorandum of understanding of strategic partnership with Guangzhou Delun Medical Investment Company Limited (“Delun”), who owns ten dentistry medical institutions in Southern China. Pursuant to this strategic partnership, (i) we and Delun plan to setup jointly-owned dentistry medical institutions in China; (ii) Delun plans to provide management consultancy services to the aesthetic dentistry departments of medical institutions owned or invested by the Company; and (iii) the parties will recommend existing customers to each other.

As of November 26, 2019, apart from the first satellite clinic, Ninghai Pengai, the Company had three new satellite clinics under construction, including Fenghua Pengai, Deqing Pengai and Beilun Pengai, which are all located in Zhejiang Province. In addition, the Company has started the construction work of a new medical institution in Nanchang, Jiangxi Province.

Business Outlook

For the fourth quarter of 2019, the Company expects its total revenue to continue to increase steadily. The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call Information

The Company’s management will hold an earnings conference call on November 26, 2019, at 8:00 AM U.S. Eastern Time (9:00 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

Conference Call
Date:	November 26, 2019
Time:	8:00 am ET, U.S.
International Toll Free:	United States: +1 888-346-8982 Canada: +1 855-669-9657 Mainland China: +86 400-120-1203 Hong Kong: +852 800-905-945
International:	International: +1 412-902-4272
Conference ID:	Aesthetic Medical International Holdings Group Limited

Please dial in at least fifteen minutes before the commencement of the call to ensure timely participation. For those unable to participate, an audio replay of the conference call will be available from approximately one hour after the end of the live call until December 3, 2019. The dial-in for the replay is +1 877-344-7529 within the United States or +1 412-317-0088 internationally. The replay access code is 10137137.

A live and archived webcast of the call will also be available on AIH’s website at: https://ir.aihgroup.net. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software.

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates through treatment centers that spread across 15 cities in mainland China, and also has presence in Hong Kong and Singapore. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, and general medical services and other aesthetic services. According to certain third party industry consultant, AIH was the third-largest private aesthetic medical services provider in China in terms of revenue in 2018. For further information regarding the Company, please visit: http://ir.aihgroup.net/.

Safe Harbor Statement

This press release contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Aesthetic Medical International Holdings Group Limited

Email: ir@pengai.com.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

				Pro forma	Pro forma
	As at 31	As at 30	As at 30	As at 30	As at 30
	December	September	September	September	September
	2018	2019	2019	2019	2019
	RMB’000	RMB’000	US$’000	RMB’000	US$’000
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

ASSETS
Non-current assets
Property, plant and equipment	235,028	486,693	68,091	486,693	68,091
Investment properties	47,168	45,181	6,321	45,181	6,321
Intangible assets	67,712	170,460	23,848	170,460	23,848
Investments accounted for using the equity method	26,244	10,563	1,478	10,563	1,478
Prepayments and deposits	5,166	19,611	2,744	19,611	2,744
Deferred income tax assets	12,254	17,879	2,501	17,879	2,501
	393,572	750,387	104,983	750,387	104,983

Current assets
Inventories	21,143	29,706	4,156	29,706	4,156
Trade receivables	10,760	17,298	2,420	17,298	2,420
Other receivables, deposits and prepayments	89,480	80,151	11,214	80,151	11,214
Amounts due from related parties	55,354	2,912	407	2,912	407
Cash and cash equivalents	101,886	61,623	8,621	61,623	8,621
	278,623	191,690	26,818	191,690	26,818
Assets held-for-sale	4,344	—	—	—	—
	282,967	191,690	26,818	191,690	26,818

Total assets	676,539	942,077	131,801	942,077	131,801

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital	265	306	43	408	57
Treasury shares	—	(41)	(6)	(41)	(6)
Accumulated losses	(373,920)	(182,964)	(25,598)	(182,964)	(25,598)
Other reserves	95,245	119,806	16,762	599,631	83,893
	(278,410)	(62,893)	(8,799)	417,034	58,346
Non-controlling interests	29,054	44,891	6,280	44,891	6,280
Total (deficit)/equity	(249,356)	(18,002)	(2,519)	461,925	64,626

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

				Pro forma	Pro forma
	As at 31	As at 30	As at 30	As at 30	As at 30
	December	September	September	September	September
	2018	2019	2019	2019	2019
	RMB’000	RMB’000	US$’000	RMB’000	US$’000
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

LIABILITIES
Non-current liabilities
Borrowings	19,876	8,508	1,190	8,508	1,190
Lease liabilities	—	160,845	22,503	160,845	22,503
Convertible redeemable preferred shares	476,112	339,456	47,492	—	—
Convertible note	70,598	77,359	10,823	77,359	10,823
Exchangeable note liabilities	185,745	140,471	19,653	—	—
Derivative financial instrument	301	—	—	—	—
Deferred income tax liabilities	1,971	12,372	1,731	12,372	1,731
	754,603	739,011	103,392	259,084	36,247

LIABILITIES
Current liabilities
Trade payables	14,356	18,122	2,535	18,122	2,535
Accruals, other payables and provisions	57,992	51,193	7,162	51,193	7,162
Amounts due to related parties	218	607	85	607	85
Contract liabilities	5,996	5,442	761	5,442	761
Borrowings	77,130	85,206	11,921	85,206	11,921
Lease liabilities	—	35,862	5,017	35,862	5,017
Current income tax liabilities	13,611	24,636	3,447	24,636	3,447
	169,303	221,068	30,928	221,068	30,928
Liabilities held-for-sale	1,989	—	—	—	—
	171,292	221,068	30,928	221,068	30,928

Total liabilities	925,895	960,079	134,320	480,152	67,175

Total equity and liabilities	676,539	942,077	131,801	942,077	131,801

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended			Nine months ended
	30	30	30	30	30	30
	September	September	September	September	September	September
	2018	2019	2019	2018	2019	2019
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	191,521	237,892	33,282	547,830	630,966	88,275
Cost of sales and services rendered	(69,889)	(73,544)	(10,289)	(195,772)	(200,089)	(27,993)

Gross profit	121,632	164,348	22,993	352,058	430,877	60,282
Selling expenses	(79,528)	(103,471)	(14,476)	(237,952)	(268,757)	(37,600)
General and administrative expenses	(25,404)	(53,384)	(7,469)	(77,823)	(119,687)	(16,745)
Finance costs, net	(2,458)	(6,222)	(870)	(6,483)	(18,259)	(2,555)
Other gains, net	2,636	513	72	9,481	17,045	2,385
Fair value gain of convertible redeemable preferred shares	—	93,600	13,095	—	136,656	19,119
Fair value gain of convertible note	—	(1,403)	(196)	—	(6,761)	(946)
Fair value gain of exchangeable note liabilities	—	29,081	4,069	—	45,274	6,334
Fair value gain of derivative financial instrument	—	315	44	—	301	42
Share of profits/(losses) of investments accounted for using the equity method	482	(63)	(9)	1,248	(1,431)	(200)

Profit before income tax	17,360	123,314	17,253	40,529	215,258	30,116
Income tax expense	(5,413)	(4,551)	(637)	(11,686)	(16,331)	(2,285)

Profit for the period	11,947	118,763	16,616	28,843	198,927	27,831

Items that may be subsequently reclassified to profit or loss
Currency translation differences	655	(70)	(10)	790	(159)	(22)

Total other comprehensive income/(loss) for the period, net of tax	655	(70)	(10)	790	(159)	(22)

Total comprehensive income for the period	12,602	118,693	16,606	29,633	198,768	27,809

Profit attributable to:
Owners of the Company	11,858	115,674	16,184	27,993	194,727	27,243
Non-controlling interests	89	3,089	432	850	4,200	588

Profit for the period	11,947	118,763	16,616	28,843	198,927	27,831

Earnings/(loss) per share for profit attributable to owners of the company (in RMB per share)
—Basic	0.29	2.77	0.39	0.68	4.66	0.65
—Diluted	0.21	(0.12)	(0.02)	0.49	0.22	0.03

Total comprehensive income attributable to:
Owners of the Company	12,335	115,604	16,174	28,605	194,568	27,221
Non-controlling interests	267	3,089	432	1,028	4,200	588
	12,602	118,693	16,606	29,633	198,768	27,809

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

RECONCILIATIONS OF IFRS and NON-IFRS RESULTS

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
EBITDA and Adjusted EBITDA	2018	2019	2019	2018	2019	2019
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Profit before income tax for the period	17,360	123,314	17,253	40,529	215,258	30,116
Adjustments
+ Finance costs	2,539	6,295	881	6,725	18,545	2,595
+ Amortisation and depreciation	7,917	21,694	3,035	24,222	61,849	8,653
EBITDA	27,816	151,303	21,169	71,476	295,652	41,364

- Fair value gains of convertible redeemable preferred shares	—	(93,600)	(13,095)	—	(136,656)	(19,119)
+ Fair value losses of convertible note	—	1,403	196	—	6,761	946
- Fair value gains of derivative financial instruments	—	(315)	(44)	—	(301)	(42)
- Fair value gains of exchangeable note liabilities	—	(29,081)	(4,069)	—	(45,274)	(6,334)
+ Share-based compensation expense	—	18,843	2,636	—	25,124	3,515
+ Professional fees	1,070	1,999	280	4,847	4,354	609
+ IT-related expenses paid to a related party	1,250	—	—	3,750	2,500	350
+ Roadshow expense	—	1,122	157	—	1,122	157
Adjusted EBITDA	30,136	51,674	7,230	80,073	153,282	21,446

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
Adjusted Profit	2018	2019	2019	2018	2019	2019
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Profit for the period	11,947	118,763	16,616	28,843	198,927	27,831
Adjustments
- Fair value gains of convertible redeemable preferred shares	—	(93,600)	(13,095)	—	(136,656)	(19,119)
+ Fair value losses of convertible note	—	1,403	196	—	6,761	946
- Fair value gains of derivative financial instruments	—	(315)	(44)	—	(301)	(42)
- Fair value gains of exchangeable note	—	(29,081)	(4,069)	—	(45,274)	(6,334)
+ Interest expense on convertible note	1,292	1,113	156	3,477	3,483	487
+ Share-based compensation expense	—	18,843	2,636	—	25,124	3,515
+ Professional fees	1,070	1,999	280	4,847	4,354	609
+ IT-related expenses paid to a related party	1,250	—	—	3,750	2,500	350
+ Roadshow expense	—	1,122	157	—	1,122	157
Adjusted Profit	15,559	20,247	2,833	40,917	60,040	8,400